FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation") Suite 300 250 - 6th Avenue S.W. Calgary, Alberta T2P 3H7

2.

Date of Material Change

September 20, 2007.

3.

News Release

A news release was issued by the Corporation on September 20, 2007 through the facilities of Canada Newswire.

4.

Summary of Material Change

The Corporation announces that it will explore strategic alternatives to enhance shareholder value.

5.

5.1     Full Description of Material Change

Please refer to the news release of the Corporation dated September 20, 2007 which is attached to this report as Schedule “A”.

5.2     Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Douglas Rowe, Executive Chairman and CEO (403) 262-1838

9.

Date of Report

September 20, 2007.

SCHEDULE "A"
NEWS RELEASE

Birch Mountain Initiates Strategic Review

CALGARY, September 20, 2007 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) announces that it will explore strategic alternatives to enhance shareholder value. This may result in a joint venture, merger, sale of the Company or other corporate transaction. To assist in these activities, Birch Mountain has established a special committee of the board of directors comprised of independent directors and the board has appointed RBC Capital Markets as financial advisor. There can be no assurances that any of these activities will result in the consummation of an agreement or transaction.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, Executive Chairman & CEO

Birch Mountain Resources Ltd.

Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.